UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BJ’s Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09180C106

(CUSIP Number)

Ronald M. Shaich

23 Prescott St.

Brookline, MA 02246

617-991-8038

With a copy to:

Francis J. Aquila, Esq.

Audra D. Cohen, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS BJ’s Act III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,191,810 shares of Common Stock (as defined herein), which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer (as defined herein) in its quarterly report on Form 10-Q for the quarterly period ending September 29, 2020 (the “10-Q”) and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined herein).

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Act III Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,191,810 shares of Common Stock, which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS SGC Trust, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,191,810 shares of Common Stock, which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS SC 2018 Trust, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,280 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,280 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,280 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,191,810 shares of Common Stock, which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS The Ronald M. Shaich 2000 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,191,810 shares of Common Stock, which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS The Shaich Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,250,000 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,250,000 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,191,810 shares of Common Stock, which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Ronald M. Shaich 2018 Children’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,280 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,280 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,280 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Based on a total of 23,191,810 shares of Common Stock, which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

CUSIP No. 09180C106

1	NAMES OF REPORTING PERSONS Ronald M. Shaich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,280 (See Items 3, 4, 5 and 6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,280 (See Items 3, 4, 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,280 (See Items 3, 4, 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%* (See Items 3, 4, 5 and 6)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Based on a total of 23,191,810 shares of Common Stock, which is calculated based upon the sum of (i) 22,316,810 shares of Common Stock issued and outstanding as of October 30, 2020 as disclosed by the Issuer in the 10-Q and (ii) 875,000 shares of Common Stock issuable upon the exercise in full of the Warrant.

Item 1.	Security and Issuer

This statement constitutes Amendment Number 1 to the Schedule 13D relating to the common stock, no par value (the “Common Stock”), of BJ’s Restaurants, Inc., a California corporation (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on May 15, 2020 (the “Schedule 13D”) on behalf of the Reporting Persons to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to include a revised Annex A, which shall replace in its entirety the Annex A attached to the original Schedule 13D.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 hereto is incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to delete the section entitled “Investor Rights Agreement” and replace such section with the following:

Amended and Restated Investor Rights Agreement

Pursuant to the Purchase Agreement, on May 5, 2020, the Issuer and SC LLC entered into an Investor Rights Agreement (the “Original IRA”), to which BJ’s LLC executed a joinder on May 15,2020. Effective November 24, 2020, the Issuer, SC LLC and BJ’s LLC entered into an Amended and Restated Investor Rights Agreement (the “Amended IRA”) which revised certain terms of the Original IRA. Pursuant to the Amended IRA, SC LLC, BJ’s LLC and any transferees of the Securities (as defined in the Purchase Agreement) who agree to become parties to the Amended IRA (together, the “Investors”) have certain rights and obligations, including the following:

Board Observer. The Investors have the right to designate one person (the “Observer”) to serve as an observer at meetings of the Board of Directors of the Issuer (the “Board”) and at meetings of the Governance and Nominating Committee of the Board (the “Nominating Committee”). The Observer is required to meet certain expertise and independence criteria and be reasonably acceptable to the Nominating Committee in order to serve as an observer to the Board and the Nominating Committee. The Investors shall not have the right to designate an Observer to the Board or the Nominating Committee during any period in which Keith Pascal or any replacement suggested by the Investors (a “Suggested Nominee” and, together with Mr. Pascal, an “Investor Approved Board Member”) is serving as a member of the Board or the Nominating Committee, respectively. The Nominating Committee shall have no obligation to nominate or appoint any Investor Approved Board Member to the Board. The Investors shall retain the right to designate the Observer, subject to the limitations outlined above, for so long as the Investors collectively own the lesser of 4.25% of the then outstanding Common Stock or rights convertible or exercisable into Common Stock, including the Warrant, (on an as-converted or exercised basis) or 187,500 shares of Common Stock (the “Ownership Threshold”).

Standstill. Until the later of three years following the date of the Original IRA, or at such time as the Investors no longer meet the Ownership Threshold, subject to certain customary exceptions, the Investors are prohibited from, among other things, (i) effecting a tender offer, merger or acquisition of the Issuer, (ii) soliciting proxies or seeking a director/management change in the Issuer, and (iii) acquiring securities, assets or indebtedness of the Issuer in connection with any of the actions described in the foregoing clauses (i) and (ii) above (collectively, the “Standstill Provisions”); provided, however that if an Investor Approved Board Member is no longer serving as a member of the Board for reasons other than such person’s voluntary resignation, incapacity or death (and no Suggested Nominee is selected as an Investor Approved Board Member following such resignation, incapacity or death), the Standstill Provisions shall terminate on the earlier of three years following the Original IRA or at such time as the Investors no longer meet the Ownership Threshold.

Preemptive Rights. If, after the date of the Original IRA, until such time as the Investors no longer meet the Ownership Threshold, the Issuer intends to issue new equity securities for cash to any person, then the Investors have the right to participate in such equity offering, subject to exceptions with respect to certain excluded securities and issuances.

Access to Information. For so long as the Investors meet the Ownership Threshold and subject to certain confidentiality obligations, the Investors shall have customary information rights under the Amended IRA, including the right to review Issuer records and have reasonable access to the Issuer’s facilities, books and records, and personnel.

Item 6 of the Schedule 13D is hereby amended to add the following:

Amendment No. 1 to the Warrant

Effective November 24, 2020, BJ’s Act III and the Issuer entered into Amendment No. 1 to the Warrant (the “Warrant Amendment”) pursuant to which the Warrant was amended to provide that the anti-dilution adjustments for below market issuances may not result in a Warrant exercise price below $20.00 per share. All other terms of the Warrant remained unchanged.

The foregoing descriptions of the Amended IRA and the Warrant Amendment do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Amended IRA and the Warrant Amendment which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, hereto and which are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated November 30, 2020, among the Reporting Persons.

Exhibit 99.2	Amended and Restated Investor Rights Agreement, dated November 24, 2020, by and among BJ’s Restaurants, Inc., SC 2018 Trust LLC and BJ’s Act III, LLC.

Exhibit 99.3	Amendment No. 1, dated November 24, 2020, to Common Stock Purchase Warrant, dated May 5, 2020, issued by BJ’s Restaurants, Inc. in favor of BJ’s Act III, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2020
SC 2018 TRUST, LLC

	By:	/s/ Ronald M. Shaich
	Name:	Ronald M. Shaich
	Title:	Authorized Signatory

BJ’S ACT III, LLC

	By:	/s/ Ronald M. Shaich
	Name:	Ronald M. Shaich
	Title:	Chief Executive Officer

ACT III HOLDINGS, LLC

	By:	/s/ Ronald M. Shaich
	Name:	Ronald M. Shaich
	Title:	Chief Executive Officer

SGC TRUST, LLC

	By:	/s/ Ronald M. Shaich
	Name:	Ronald M. Shaich
	Title:	Authorized Signatory

THE RONALD M. SHAICH 2000 REVOCABLE TRUST

	By:	/s/ Ronald M. Shaich
	Name:	Ronald M. Shaich
	Title:	Trustee

THE SHAICH GRANDCHILDREN’S TRUST

	By:	/s/ Gad Liwerant
	Name:	Gad Liwerant
	Title:	Trustee

RONALD M. SHAICH 2018 CHILDREN’S TRUST

	By:	/s/ Gad Liwerant
	Name:	Gad Liwerant
	Title:	Trustee

RONALD M. SHAICH

/s/ Ronald M. Shaich

ANNEX A

The following sets forth information with respect to the executive officers and managers of SC LLC, SGC LLC, BJ’s LLC and Act III LLC. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Annex A relates. Each of the persons listed below is a citizen of the United States. Each of the persons listed below who is not a Reporting Person disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by the Reporting Persons.

SC LLC Managers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Nancy A. Shaich	Self-employed investor	23 Prescott St., Brookline, MA, 02446	0	—
Gad Liwerant	Self-employed businessman	16 Essex Rd., Chestnut Hill, MA 02467	0	—

SGC LLC Managers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Robin Antonacci	Physician	58 Stouts Rd., PO Box 144, Skillman, NJ 08558	0	—
Gad Liwerant	Self-employed businessman	16 Essex Rd., Chestnut Hill, MA 02467	0	—

BJ’s LLC Executive Officers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Ronald M. Shaich	Managing Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	(1)	(1)
Noah Elbogen(3)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	58,941	(2)
Keith Pascal(4)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	4,214	(2)

Act III LLC Executive Officers

Name	Principal Occupation or Employment	Principal Office	Number of Shares	Percent of Class
Ronald M. Shaich	Managing Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	(1)	(1)
Noah Elbogen(3)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	58,941	(2)
Keith Pascal(4)	Partner, Act III LLC	23 Prescott St., Brookline, MA, 02446	4,214	(2)

(1)	Included in the Schedule 13D to which this Annex A relates.
(2)	Less than 1% of class.
(3)

Mr. Elbogen holds the Shares solely in his individual capacity and his capacity as a director of the Issuer. Mr. Elbogen has sole voting power and sole dispositive power with respect to the shares of Common Stock beneficially owned.

(4)

Mr. Pascal holds the Shares solely in his individual capacity and his capacity as a director of the Issuer. Mr. Pascal has sole voting power and sole dispositive power with respect to the shares of Common Stock beneficially owned.